Exhibit 99.3

Updated NI43-101 Technical Report on the Lomero-Poyatos Mine
29 July 2011

CERTIFICATE AND CONSENT

To Accompany the Report Entitled “Updated NI 43-101 Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine, in Andalusia, Spain”, dated 29th July 2011.

I, William F. Jennings, am a Senior Associate with the firm of Behre Dolbear and Company (USA), with an office at 999 a8th Street, suite 1500, Denver, Colorado, 80202, USA and do hereby certify that -

1.        I am a graduate of the University of Colorado with a Bachelor of Science in Civil Engineering and have a Master of Science in Geology from the University of Colorado. I have practiced my profession continuously since 1974 and have more than 35 years experience in the mineral industry.

2.        I am a Registered Professional Engineer in the State of Colorado, USA.

3.        I am a Certified Mineral Appraiser with the American Institute of Mineral Appraisers.

4.        I am a member in good standing of the Society of Mining Engineers of the Society for Mining, Metallurgy, and Exploration, Inc.

5.        As of the date of this certificate, to the best of my knowledge, information, and belief, this technical report contains all the scientific and technical information required to be disclosed to make this technical report not misleading.

6.        I am a “qualified person” for the purpose of National Instrument 43-101 and am independent of Corporacion Recursos Iberia SL and Petaquilla Minerals Limited as defined in section 1.4 of National Instrument 43-101 and have not had any prior involvement with the property that is the subject of this report, nor have I received, nor do I expect to receive, any interest, directly or indirectly, in any of the properties or securities of Corporacion Recursos Iberia SL or of Petaquilla Minerals Limited.

7.        I have read National Instrument 43-101 and Form 43-101F1 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

8.        I hereby consent to use this report and my name in the preparation of a written disclosure for submission to any Provincial regulatory authority.

Signed /s/ William F. Jennings
William F. Jennings P.E. C.MA.
Date July 29, 2011 at Denver, Colorado, USA

J11 - 132	1	BEHRE DOLBEAR